

Mail Stop 6010

January 24, 2008

J. Ronald Hansen
Chief Financial Officer
Graham Corporation
20 Florence Avenue
Batavia, NY 14020

> **Re:** **Graham Corporation**
> **Form 10-K for the Fiscal-Year ended March 31, 2007**
> **Filed June 5, 2007**
> **File No. 001-08462**

Dear Mr. Hansen:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant